EXHIBIT 77 to Neuberger Berman Equity
Funds Form NSAR August 31, 2009

File Number: 81100582
CIK Number: 000044402

SubItem 77D: Policies with Respect to Securities Investments

The principal investment policies of Neuberger Berman
Large Cap Value Fund were amended to
permit the Fund to invest, as part of the Funds principal investment strategy, in common stocks of largecapitalization companies and to seek longterm growth of capital. Prior to June 12, 2009, Neuberger Berman Large Cap Value Fund was known as Neuberger Berman Dividend Fund and it invested in stocks of any market capitalization with higher than average dividend yields and sought current income and capital appreciation.

Neuberger Berman Research Opportunities Funds principal investment policies were amended to change its principal investment strategy to make it sector neutral and to change the internal ratings used by research analysts in determining which stocks to buy and sell in the Funds portfolio.




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